File No. 70-10268

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

CERTIFICATE OF NOTIFICATION

(RULE 24)

BY

Cleco Corporation

This certification is filed in compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, as amended, and Securities and Exchange Commission (the "Commission") Order dated May 13, 2005, Holding Co. Act Release No. 35-27967.  The Order authorized a transaction that is described more fully in the Form U-1 Application/Declaration filed by Cleco Corporation ("Cleco") on November 22, 2004.

Cleco certifies that the transaction has been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and of the Order.

SIGNATURE

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (SEC File No. 70-10268) to be signed on its behalf by the undersigned thereunto duly authorized.

Cleco Corporation

By: /s/   Kathleen F. Nolen

Name: Kathleen F. Nolen

Title:     Senior Vice President and Chief Financial Officer

Date: July 11, 2005